From: **Jessica Corbin** jessica@sorce.io
Subject: Re: SORCE Data Room
Date: August 8, 2023 at 9:20 AM
To: Dominique Farnan dominique@dotconnectllc.com
Cc: Kristi Britto kristi@sorce.io

JC

We. Love. You.
Wow.
Brilliant.
You captured both the business opportunity and the soul of SORCE beautifully.
Thank you for taking the time to draft.
No doubt it will help breathe confidence into people considering investing.
Thank you, Dom.

Best,
Jess

Jessica Corbin
SORCE- Founder/Chief Energy Officer
Regenerating Human Energy
www.sorce.io
310.435.5377

> On Aug 7, 2023, at 1:33 PM, Dominique Farnan <dominique@dotconnectllc.com> wrote:
>
> Hi Jess and Kristi,
> What do you think of this statement:
>
> I am thrilled to lead the investment in SORCE, a company that is at the forefront of shaping the future of work and regenerative leadership. SORCE is not just a wellness app; it is a groundbreaking force that addresses the critical issue of the human energy crisis.
>
> What sets SORCE apart is its innovative use of sensor-free biometrics and psychometrics. This technology empowers us to understand and harness human potential in ways previously unimaginable. By taking this approach, SORCE is uniquely positioned to revolutionize how we approach well-being and performance in the workplace.
>
> But SORCE is more than just a technology company. We are pioneers in the field of regeneration. We are driven by a deep commitment to enhancing not only individual lives but also the collective well-being of organizations and society as a whole. Our mission is to empower leaders and teams to thrive and create positive, lasting impact.
>
> I have full confidence in SORCE's visionary team and their dedication to pushing the boundaries of what's possible. Together, we have the opportunity to drive meaningful change and shape a future where work is not only productive but also nourishing, where leadership is not just effective but regenerative.
>
> Join me in supporting SORCE on this incredible journey. Together, we will redefine the way we work, lead, and live.
> ———-

Dom Farnan (she/her) I
Chief Conscious Connector
DotConnect
(e) dominique@dotconnectllc.com
dotconnectllc.com /
@wearedotconnect
hoo.be/domfarnan

New York I Los Angeles I San Diego I San Francisco I Seattle I Melbourne I Austin

For scheduling requests, please contact:
Sara Patterson

On Aug 1, 2023, at 1:31 PM, Jessica Corbin <jessica@sorce.io> wrote:

Morning Dom,

Still basking in the afterglow of your acceptance of the lead investor position for the community round.
Grateful beyond the beyond to build out the world's leading regenerative ecosystem with you.
The potentials that exist between us is tremendous and I am very much looking forward to the creation and truth-telling that is about to go down!

As promised, CLICK HERE for the SORCE Data Room.

Next steps:

- I will inform WeFunder of your acceptance

- WeFunder will initiate the creation of the LLC that all community round investors will be bundled into. You will serve as the representative of the entire LLC and will vote on their behalf once our board is created.

- Would you be open to writing a statement as to why you have chosen to take the lead? This piece will be posted on the front page under the investment terms on the right side above the fold. Click HERE and HERE for examples. If I can get this write-up before Aug 11 that would be wonderful as we intend on opening the round Aug 14.

- My core focus over the next 8 weeks is to personally present the investment opportunity of SORCE to 100+ people in our extended network. Our bullseye investor is 1. A coach/consultant that sees how SORCE can help their business grow in sophistication and scale 2. Impact investor that shares in the mission. Any aligned investor in your network send my way ;-)

Blessings sister.
Time to get rad!

Best,
Jess

Jessica Corbin
SORCE- Founder/Chief Energy Officer
Regenerating Human Energy
www.sorce.io
310.435.5377

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> *Quote goes here*

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